UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Plan number: 008

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation
(AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina)
1 AVX Boulevard
Fountain Inn, South Carolina 29644

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR
EMPLOYEES OF AVX CORPORATION IN RALEIGH, NORTH CAROLINA

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina:

We have audited the accompanying statements of net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina
June 22, 2012

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR
EMPLOYEES OF AVX CORPORATION IN RALEIGH, NORTH CAROLINA
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2010 and 2011

	2010	2011
Assets
Investments, at fair value
Mutual funds	$ 1,001,096	$ 645,101
Pooled separate account	868,249	792,001
Common stock of sponsor and affiliate	127,694	97,930
Money market fund	3,636	2,300
Total investments	2,000,675	1,537,332
Receivables
Participant contributions	157	158
Employer contributions	3,950	4,023
Total receivables	4,107	4,181
Total assets	2,004,782	1,541,513
Net assets available for benefits at fair value	2,004,782	1,541,513
Adjustment from fair value to contract value for Pooled Separate Account	10,012	8,242
Net assets available for benefits	$ 2,014,794	$ 1,549,755

The accompanying notes are an integral part of these financial statements.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR
EMPLOYEES OF AVX CORPORATION IN RALEIGH, NORTH CAROLINA
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2011

2011

Investment income (loss)
Net depreciation in fair value of investments	$ (23,610)
Interest and dividends	36,793
Total investment income	13,183

Contributions
Participant	16,591
Employer	10,963
Total contributions	27,554

Total additions	40,737

Benefits paid to participants and employee withdrawals	(495,928)
Administrative expenses	(9,848)
Total deductions	(505,776)
Net decrease	(465,039)
Net assets available for benefits
Beginning of year	2,014,794
End of year	$ 1,549,755

The accompanying notes are an integral part of this financial statement.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR
EMPLOYEES OF AVX CORPORATION IN RALEIGH, NORTH CAROLINA
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility

The Plan, which was adopted on July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In March of 2009, the Plan was amended to be in compliance with the Internal Revenue Code (“IRC”) regarding participant eligibility and compensation limits.  This amendment is effective for plan years beginning on or after January 1, 2007.

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a stable value investment and common stock of Kyocera Corporation as investment options for participants. In April 2006, the Plan eliminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.  The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution
1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation.  Additional contributions are made for members with 20 years or more of service as of July 1, 1995.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Notes Receivable from Participants

Plan participants may borrow from their individual account balance in the Plan.  A participant may have a maximum of two notes outstanding.  A participant must have a minimum $5,000 account balance in order to receive a note and the minimum note amount permitted by the Plan is $1,000.  The maximum allowable note receivable from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000. These notes are repayable during a period up to 10 years. Notes bear interest at a rate determined by the Plan Committee. There were no notes outstanding at December 31, 2011 or 2010.  All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits

Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant's account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures

For the Plan year in which the forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions, and then to reduce the Company’s fixed contribution.  During the year ended December 31, 2011, $3,128 of forfeitures were used to reduce either matching or fixed contributions.  At December 31, 2010 and 2011, forfeited non-vested account balances totaled $28,494 and $15,744, respectively.  In 2011, excess forfeitures not used for Company contributions were used to pay administrative costs of $9,848.

Administrative Expenses

Most of the costs to administer the Plan are paid by the Plan and allocated to participants’ accounts. Certain administrative fees are paid by the sponsor.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Transactions and Investment Income

Investments are reported at fair value.  See Note 4 herein.  Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2011.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the statement of financial condition with fund information but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition with fund information, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition with fund information but arose after that date.  The Plan’s management performed an evaluation to determine whether or not there have been any subsequent events since the date of the statement of financial condition with fund information.

New Accounting Standards

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2010-06, Improving Disclosures about Fair Value Measurements amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not  have a significant affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2011, are as follows:

	2010	2011
NY Life Insurance Company Anchor Account I	$ 868,249	$ 792,001
Janus Balanced Fund	554,433	358,934
Columbia Select Large-Cap Value Fund	296,054	178,772
PIMCO Total Return Fund	124,862	82,505

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$ (5,136)
Kyocera Corporation Common Stock	(21,403)
Mutual Funds	2,929
$ (23,610)

4.	Fair Value:

Fair Value Hierarchy

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

●
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

●	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$ 178,772	$ 178,772	$ -	$ -
Large Cap Blend	383,824	383,824	-	-
Fixed Income	82,505	82,505	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	2,300	2,300	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	792,001	-	792,001	-
Common Stock:
Kyocera Corporation American Depository Shares	72,857	72,857	-	-
AVX Corporation Common Stock	25,073	25,073	-	-
Total	$ 1,537,332	$ 745,331	$ 792,001	$ -

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$ 296,054	$ 296,054	$ -	$ -
Large Cap Blend	580,180	580,180	-	-
Fixed Income	124,862	124,862	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	3,636	3,636	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	868,249	-	868,249	-
Common Stock:
Kyocera Corporation American Depository Shares	97,991	97,991	-	-
AVX Corporation Common Stock	29,703	29,703	-	-
Total	$ 2,000,675	$ 1,132,426	$ 868,249	$ -

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investments” section below.

Valuation of Investments

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive.  The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2011 and 2010 was 2.67% and 2.16%, respectively. For the year ended December 31, 2011 and 2010, the average yield credited to participants in the Plan was 3.17% and 2.67%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2011. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The pooled separate account investment is designed to provide income while preserving principal.  The fund primarily invests in corporate bonds, commercial mortgage backed securities, collateralized mortgage obligations and asset backed securities. The fair value is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Related-Party Transactions:

At December 31, 2010, the Plan holds 959 shares of Kyocera Corporation common stock and 1,925 shares of AVX Corporation common stock with market values of $97,991 and $29,703, respectively.  At December 31, 2011, the Plan holds 913 shares of Kyocera Corporation common stock and 1,965 shares of AVX Corporation common stock with market values of $72,857 and $25,073, respectively.  The ability for participants to make additional investments in AVX stock was discontinued in April 2006.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service.  Participant accounts will be paid in accordance with Plan provisions as soon as is practicable after the termination.

7.	Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2008.

8.	Reconciliation Between the Financial Statements and Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits provided in the financial statements:

	2010	2011
Net assets available for benefits per the financial statements	$ 2,014,794	$ 1,549,755

Less:
Adjustment from contract value to fair value for pooled separate account	(10,012)	(8,242)
Net assets available for benefits per Form 5500	$ 2,004,782	$ 1,541,513

For the Year Ending 12/31/2011
Net decrease in net assets available for benefits per the financial statements	$ (465,039)
Add:
Adjustment from contract value to fair value for pooled separate account	1,770
Net decrease in net assets available for benefits per Form 5500	$ (463,269)

9.	Subsequent Event:

Effective March 30, 2012, the Board of Trustees of the MainStay Cash Reserves Fund decided to liquidate the fund and it will no longer be an investment option to the Plan.  The Company’s Retirement Committee decided to replace the fund with another money market fund, the PIMCO Money Market Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan
for Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 22, 2012

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR
EMPLOYEES OF AVX CORPORATION IN RALEIGH, NORTH CAROLINA
PN 008
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account		$792,001

*	MainStay Cash Reserves Fund	Money Market Fund		2,300

	Janus Balanced Fund	Mutual Fund		358,934
*	MainStay S&P 500 Index Fund	Mutual Fund		24,890
	Columbia Select Large-Cap Value Fund	Mutual Fund		178,772
	PIMCO Total Return Fund	Mutual Fund		82,505
				645,101

*	AVX Corporation	Common Stock		25,073
*	Kyocera Corporation	Common Stock		72,857
				97,930

				$1,537,332

*Denotes a party-in-interest
**Not applicable for participant directed investments